EXHIBIT 17.1

June 23, 2009

To: The Board of Directors
St. Bernard Software Corporation
15015 Avenue of Science
San Diego, CA 92128

Dear Sirs,

Due to fundamental and irreconcilable disagreements as to the future of St Bernard, I hereby resign from the Board of Directors effective immediately.

Sincerely,

/s/ Scott Broomfield

Scott Broomfield

cc:   Thalia Gieben - CFO
Michele Urich - Corporate Counsel
Mickey Lorber - Partner, SquarMilner, CPAs